UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

SINOVAC BIOTECH LTD.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

P8696W104

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.: P8696W104

1. Names of Reporting Persons. Prime Success, L.P.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,851,423[1]
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,851,423
9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,423
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 8.16%[2]
12. Type of Reporting Person PN

1 Representing 5,851,423 Common Shares of the Issuer held by Prime Success, L.P. before taking into account the issuance of the Exchange Shares (as defined in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”)). Prime Success, L.P. would hold 11,702,846 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

2 The percentage of 8.16% is calculated based on 71,724,902 Common Shares of the Issuer outstanding as of March 31, 2023 according to the 2022 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 10.25% if calculated based on 11,702,846 shares of the Issuer that Prime Success, L.P. would hold and 114,133,056 shares (including 99,502,243 Common Shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2023, taking into account the issuance of the Exchange Shares, according to the 2022 Annual Report.

Schedule 13G

CUSIP No.: P8696W104

1. Names of Reporting Persons. Green Vision Partners Limited
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,851,423[1]
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,851,423
9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,423
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 8.16%[2]
12. Type of Reporting Person PN

1 Representing 5,851,423 Common Shares of the Issuer held by Prime Success, L.P. before taking into account the issuance of the Exchange Shares. Prime Success, L.P. would hold 11,702,846 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

2 The percentage of 8.16% is calculated based on 71,724,902 Common Shares of the Issuer outstanding as of March 31, 2023 according to the 2022 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 10.25% if calculated based on 11,702,846 shares of the Issuer that Prime Success, L.P. would hold and 114,133,056 shares (including 99,502,243 Common Shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2023, taking into account the issuance of the Exchange Shares, according to the 2022 Annual Report.

Schedule 13G

CUSIP No.: P8696W104

1. Names of Reporting Persons. Advantech Capital Partners Ltd.
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,851,423[1]
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,851,423
9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,851,423
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 8.16%[2]
12. Type of Reporting Person PN

1 Representing 5,851,423 Common Shares of the Issuer held by Prime Success, L.P. before taking into account the issuance of the Exchange Shares. Prime Success, L.P. would hold 11,702,846 shares of the Issuer, after taking into account the issuance of the Exchange Shares.

2 The percentage of 8.16% is calculated based on 71,724,902 Common Shares of the Issuer outstanding as of March 31, 2023 according to the 2022 Annual Report, before taking into account the issuance of the Exchange Shares. This percentage would be 10.25% if calculated based on 11,702,846 shares of the Issuer that Prime Success, L.P. would hold and 114,133,056 shares (including 99,502,243 Common Shares and 14,630,813 Series B Preferred Shares) of the Issuer as of March 31, 2023, taking into account the issuance of the Exchange Shares, according to the 2022 Annual Report.

Schedule 13G

ITEM 1.

(a)	Name of Issuer: SINOVAC BIOTECH LTD.

(b)	Address of Issuer's Principal Executive Offices:

No.39 Shangdi Xi Road

Haidian District, Beijing 100085

People’s Republic of China

ITEM 2.

(a)	Name of Person Filing:

Advantech Capital Partners Ltd., Green Vision Partners Limited and Prime Success, L.P. (collectively, the "Reporting Persons")

The securities reported herein are held by Prime Success, L.P. Green Vision Partners Limited is the general partner of Prime Success, L.P. Advantech Capital Partners Ltd. is the sole shareholder of Green Vision Partners Limited.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 1.

Based on certain transactions and a Shareholders Agreement entered into by Prime Success, L.P., the Reporting Persons may be deemed to constitute a "group" with Vivo Capital, LLC within the meaning of Section 13(d)(3) of the Act. Members of a group may be deemed to beneficially own the securities beneficially owned by other members of the group. However, the Reporting Persons expressly disclaim any beneficial ownership in the securities held by Vivo Capital, LLC, or by any of its affiliates. The filing of this Statement shall not be construed as an admission that the Reporting Persons and their affiliates, on the one hand, and Vivo Capital, LLC and its affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

DMS House, 20 Genesis Close

George Town, Grand Cayman KY1-1103

Cayman Islands

(c)	Citizenship: See Row 4 of cover page.

(d)	Title of Class of Securities: Common Shares, par value $0.001 per share

(e)	CUSIP Number: P8696W104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned: See Row 9 of cover page.

(b)  Percent of class: See Row 11 of cover page.

(c)  Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote : See Row 5 of cover page.

(ii)   Shared power to vote or to direct the vote: See Row 6 of cover page.

(iii)  Sole power to dispose or to direct the disposition of : See Row 7 of cover page.

(iv)  Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024

PRIME SUCCESS, L.P.
By its general partner, Green Vision Partners Limited

By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory

GREEN VISION PARTNERS LIMITED

By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory

ADVANTECH CAPITAL PARTNERS LTD.

By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory

CUSIP No. P8696W104

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

EXECUTED this 20th day of March 2024.

PRIME SUCCESS, L.P.
By its general partner, Green Vision Partners Limited

By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory

GREEN VISION PARTNERS LIMITED

By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory

ADVANTECH CAPITAL PARTNERS LTD.

By:	/s/ Yan Yang
Name: Yan Yang
Title: Authorized Signatory